UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Ore Pharmaceutical Holdings Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

685775108
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners, Ltd.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 685775108

1	NAME OF REPORTING PERSON STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,568,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,568,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,568,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 685775108

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,568,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,568,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,568,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 685775108

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 685775108

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 685775108

1	NAME OF REPORTING PERSON KENNETH KONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 685775108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 par value per share (the “Shares”), of Ore Pharmaceutical Holdings Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is One Main Street, Suite 300, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background.

(a)           This statement is filed by Steel Partners, Ltd., a Delaware corporation (“SPL”), Warren G. Lichtenstein, EMH Howard, LLC, a New York limited liability company (“EMH”), Jack L. Howard and Kenneth Kong.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Warren G. Lichtenstein is the Chief Executive Officer and sole Director of SPL.  By virtue of this relationship, Mr. Lichtenstein may be deemed to beneficially own the Shares owned by SPL.

Jack L. Howard is the President of SPL and the Managing Member of EMH.  By virtue of this relationship, Mr. Howard may be deemed to beneficially own the Shares owned by EMH.  Kenneth Kong is a Principal of an affiliate of SPL.  Mr. Kong is a director of the Issuer and Mr. Howard is Chairman of the Board of Directors of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of SPL.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           SPL is a holding company.  The principal occupation of Warren G. Lichtenstein is serving as the Manager of Steel Partners LLC (“Partners LLC”), an affiliate of SPL.  The principal occupation of Jack L. Howard is serving as the President of Partners LLC and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  EMH is a family-owned holding company whose principal business is investing in securities.  The principal occupation of Kenneth Kong is serving as a Principal of an affiliate of SPL.

(d)           No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 685775108

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  SPL is organized under the laws of the State of Delaware.  EMH is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,568,000 Shares owned directly by SPL is approximately $1,240,920, including brokerage commissions.  The Shares owned directly by SPL were acquired with the working capital of SPL.  3,125,000 of such Shares were purchased by SPL pursuant to that certain Stock Purchase Agreement defined and described in Item 4 below.

The aggregate purchase price of the 200,000 Shares owned directly by EMH is approximately $69,585, including brokerage commissions.  The Shares owned directly by EMH were acquired with the working capital of EMH.

The Shares purchased by the Reporting Persons in the open market were purchased primarily through margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

On October 21, 2010, the Issuer and SPL entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) whereby the Issuer sold 3,125,000 Shares to SPL for $1,093,750.  Pursuant to the Stock Purchase Agreement, two members of the Board of Directors of the Issuer (the “Board”) resigned from the Board and Jack L. Howard and Kenneth Kong were appointed to the Board to fill the resulting vacancies.  Mr. Howard was appointed as Chairman of the Board.  Additionally, two members of the Board, Stark Thompson and Anthony Gorry will remain directors through the conclusion of their current terms, the Issuer’s 2011 and 2012 annual meeting of stockholders, respectively.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Additionally, SPL agreed to issue to Ore Pharmaceuticals Inc., a wholly owned subsidiary of the Issuer (“Ore”), a Secured Note in the aggregate principal amount of $4,187,500 (the “Secured Note”).  The Secured Note accrues interest at a rate of 12% per annum and is due and payable on October 21, 2015.  In connection with the Secured Note, SPL, the Issuer and Ore entered into a Security Agreement whereby SPL received a continuing security interest in and to certain assets of Ore in order to secure Ore’s obligations under the Secured Note. The Issuer and SPL also entered into a Stock Pledge Agreement whereby the Issuer pledged to SPL a security interest in all shares of common stock of Ore owned by the Issuer.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 685775108

Other than as disclosed herein no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,598,519 Shares outstanding, which is the total number of Shares outstanding as of July 30, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2010 plus the additional 3,125,000 Shares issued to SPL in connection with the Stock Purchase Agreement.

As of the close of business on October 29, 2010, SPL owned directly 3,568,000 Shares, constituting approximately 41.5% of the Shares outstanding.  By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by SPL.

As of the close of business on October 29, 2010, EMH beneficially owned directly 200,000 Shares, constituting approximately 2.3% of the Shares outstanding.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned directly by EMH.

Mr. Kong does not currently own any Shares.

(b)           Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SPL.  Jack L. Howard and EMH have the sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by EMH.

(c)           On October 22, 2010, pursuant to the Stock Purchase Agreement, SPL purchased 3,125,000 Shares from the Issuer for an aggregate purchase price of $1,093,750.  Schedule B annexed hereto lists all other transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 685775108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

On October 21, 2010, SPL and the Issuer entered into a Stock Purchase Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1                 Stock Purchase Agreement by and among Ore Pharmaceutical Holdings Inc. and Steel Partners, Ltd., dated October 21, 2010.

99.2                 Joint Filing Agreement by and among Steel Partners, Ltd., Warren G. Lichtenstein, EMH Howard, LLC, Jack L. Howard and Kenneth Kong, dated November 1, 2010.

99.3                 Powers of Attorney.

CUSIP NO. 685775108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2010	STEEL PARTNERS, LTD.

	By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Kenneth Kong
KENNETH KONG

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard Managing Member

CUSIP NO. 685775108

SCHEDULE A

Executive Officers of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Michael Falk, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 685775108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days
(other than as set forth in Item 5(c))

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS, LTD.

Common Stock	125,000	0.2550	10/27/10
Common Stock	68,000	0.2550	10/28/10